Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

2007 ANNUAL GENERAL MEETING

at 9.30am Thursday, 29 November 2007

Terrace Room

Indooroopilly Golf Club

Meiers Road

Indooroopilly QLD 4068

CHAIRMAN’S LETTER

Dear Shareholder

I am pleased to invite you to Progen’s annual general meeting (AGM). This is to be held on Thursday, 29 November 2007, at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD, 4068.

At the meeting, our Managing Director Justus Homburg and I will take the opportunity to update shareholders on the progress of the Company over the past financial year and the outlook for the Company in the coming year. I would encourage you to read Progen’s annual report for 2007 for information about our objectives and strategies and our achievements and challenges during the past year.

The annual report also contains the Company’s financial statements (and notes) for the year ended 30 June 2007, the directors’ report and the audit report. The annual report will be tabled for consideration at the AGM.

The AGM will commence at 9.30am but you will be able to register your attendance from 9.00am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form in the reply-paid envelope.

I look forward to seeing you at this year’s AGM.

Yours sincerely

Stephen Chang
Chairman

15 October 2007

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘Annual General Meeting’ means the proposed meeting of all Shareholders at 9.30am on Thursday, 29 November 2007 at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

‘Associates’ has the meaning given to it by sections 10 to 17 of the Corporations Act;

‘ASX’ means ASX Limited ABN 98 008 624 691;

‘Board’ means the board of directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Cth);

‘Director’ means a director of Progen;

‘Explanatory Memorandum’ means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

‘Listing Rules’ means the Listing Rules of ASX;

‘Meeting Documentation’ means:

•                  the letter from the Chairman to Shareholders dated 15 October 2007;

•                  the Explanatory Memorandum;

•                  the Notice of Annual General Meeting; and

•                  the proxy form for the Annual General Meeting;

‘Notice of Annual General Meeting’ means the notice dated 15 October 2007 which is enclosed in the Meeting Documentation;

‘Option’ means an option over one fully paid Share in the capital of Progen;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Pharmaceuticals Limited will be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Thursday, 29 November 2007 at 9.30 am.

ORDINARY BUSINESS

CHAIRPERSON’S ADDRESS AND PRESENTATION BY MANAGING DIRECTOR

THE FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2007.

ORDINARY RESOLUTIONS

1                 DIRECTORS’ REMUNERATION REPORT

To consider and if thought fit, to pass the following resolution in accordance with s250R(2) of the Corporations Act:

“That the section of the Directors Report in the 2007 annual report dealing with the remuneration of the Company’s Directors, Company Secretary and senior executives described as the “Remuneration Report” be adopted.”

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote is advisory only and does not bind the Directors of the Company.

2                 RE-ELECTION OF DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Stephen Chang, who retires by rotation in accordance with the Company’s Constitution and being eligible, is re-elected as a director of the Company.”

Information about Mr Stephen Chang appears in the attached Explanatory Statement.

3                 APPROVAL FOR INCREASE IN NON-EXECUTIVE DIRECTORS FEE POOL

To consider and if thought fit, to pass the following ordinary resolution:

“That, in accordance with clause 10.5.1 of the Company’s Constitution and ASX Listing Rule 10.17, Shareholders approve the increase in the maximum aggregate amount to be paid or provided as remuneration for the services of non-executive directors, in any year, from $300,000 to $500,000 (inclusive of any superannuation guarantee charge), being an increase of $200,000.”

This resolution is subject to voting exclusions as set out at the end of this Notice.

Information about this resolution appears in the attached Explanatory Statement.

4                 APPROVAL OF THE PROGEN DIRECTORS AND EMPLOYEES OPTION INCENTIVE PLAN

To consider and, if thought fit, pass the following ordinary resolution:

“That for the purposes of Exception 9(b) contained within ASX Listing Rule 7.2, The Progen Directors and Employees Option Incentive Plan on the terms as set out in the attached Explanatory Statement is hereby approved.”

This resolution is subject to voting exclusions as set out at the end of this Notice.

Information about this resolution appears in the attached Explanatory Statement.

BY ORDER OF THE BOARD

Linton Burns
Company Secretary

15 October 2007

GENERAL

The Corporations Act requires the financial report, directors’ report and independent audit report to be received and considered at the meeting.

Neither the Corporations Act nor Progen’s constitution requires Shareholders to vote on such reports. However Shareholders will be given ample opportunity to raise questions about the reports at the meeting.

Voting Instructions

Voting at the meeting

1.               If you are able to attend the meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.               On a poll, Shareholders have one vote for every fully paid Share held.

3.               Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7pm Brisbane time on 27 November 2007.

Appointment of proxy

4.               If you are a Shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form. A proxy need not be a Shareholder of Progen.

5.               If you are a Shareholder entitled to more than one vote, then you may appoint one or two proxies.

6.               Where a Shareholder appoints two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one half of the votes, in which case any fraction of votes will be disregarded

7.               The attached proxy form must be completed and lodged in accordance with the instructions on the back of the form.

Voting Exclusion Statement

Progen will disregard any vote cast on:

(a)           Resolution 3, by each director and any associates of a director; and

(b)           Resolution 4, by each director and any associates of a director,

unless the vote is cast by a person as proxy for a person who is entitled to vote and the vote is cast in accordance with the directions on the proxy form, or the vote is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY STATEMENT

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting of Progen Pharmaceuticals Limited ABN 82 010 975 612 (the “Company”) to be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD, 4068 on Tuesday, 29 November 2007 at 9.30am.

Resolution 1 – Directors’ Remuneration Report

The Corporations Act requires that the section of the Directors’ Report dealing with the remuneration of Directors, Company Secretary and up to 5 senior executives (‘Remuneration Report’) be put to the vote of Shareholders for adoption. However, the vote is advisory only and does not bind the Directors of the Company. The Remuneration Report can be found in the Directors’ Report section of Progen’s 2007 Annual Report.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

Resolution 2 – Re-election of Director

Under clause 10.1.3 of the Company’s constitution one third, or the number nearest to one third if not divisible by three, of the current directors (excluding the Managing Director) must retire by rotation at each annual general meeting. Accordingly Mr Stephen Chang, being the longest serving Director since the last election, retires at the end of the meeting and, being eligible, presents himself for re-election.

A summary of Mr Stephen Chang’s experience and qualifications follows:

Mr Chang is a founding Director and has served as Chairman from 1989 to 1994 and again since 1999. He served as Chairman of Taiwan based Medigen Biotechnology Corporation as well as a General Manager and Director of Australia Pacific Electric Cables Pty Ltd and Capac International Pty Ltd. Prior to 1987, he was Technical Manager and Senior Engineer with Taiwan Pacific Group, a large publicly listed Taiwanese conglomerate specialising in the IT industry. Mr Chang has also served as a Technology Consultant to a number of cable industries. He has extensive networks in industry and financial markets of the Asia Pacific Rim as well as Greater China.

Resolution 3 – Approval for increase in non-executive Directors fee pool

The Company is seeking Shareholder approval to increase the maximum aggregate fees payable to non-executive directors in each financial year from $300,000 to $500,000 (inclusive of superannuation guarantee charge), being an increase of $200,000. ASX Listing Rule 10.17 and clause 10.5.1 of the Company’s constitution require Shareholder approval for such an increase.

Your Company’s current Board structure consists of two executive Directors (including the chairman) and three non-executive Directors. The current fees paid to each of the Company’s non-executive Directors amounts to $60,000 per annum, or $180,000 in aggregate per annum. Full details of all payments to non-executive directors are included in the Remuneration Section of the Directors Report.

The Board is currently assessing whether to appoint additional non-executive Director(s) with the appropriate skills, experience and connections to assist the Company achieve its goals.

Best corporate governance practice in Australia suggests that the Board chair should be an independent non-executive director. Currently Progen has an executive chair, with his remuneration falling outside the non-executive Directors fee pool. The Board intends to consider whether the Board chair should be non-executive.

Fees paid to non-executive directors recognise the significant time commitment made by Directors in directing and overseeing the Company’s affairs. In addition they recognise the competitive pressures in the market place and the need to attract and retain appropriately experienced and qualified Board members.

Shareholders approved the $300,000 fee pool at the 2002 AGM. The current fee pool of $300,000 will be fully utilised if two additional non-executive Directors are appointed at the current fee amount per Director of $60,000 per annum. If the chairman’s role was to become non-executive we would be unable to pay that person a premium as is normal practice, given the additional duties associated with that position. The Board is therefore seeking Shareholder approval to increase the fee pool to $500,000.

Executive Directors receive salary and other remuneration in accordance with the terms of their employment agreements, but do not receive non-executive Directors’ fees. The remuneration paid by the Company to Executive Directors is not included in the maximum aggregate amount of Directors’ fees for the purposes of this resolution.

Resolution 4 - Approval of The Progen Directors and Employees Option Incentive Plan (“the Plan”)

The Directors of Progen last obtained Shareholder approval for the Plan at the 2004 AGM.

The Directors believe that option incentive schemes are an effective means of attracting, retaining and motivating Directors and employees and intend to continue issuing options in the foreseeable future.

The resolution being put to Shareholders is for Shareholders to again approve the Plan for the purposes of Listing Rule 7.2, exception 9(b) as an exception to Listing Rule 7.1.

Broadly speaking Listing Rule 7.1 provides that a listed company may issue in aggregate equity securities (which include shares and options) up to 15% of its fully paid ordinary shares within a 12 month period without seeking shareholder approval. Options issued under an employee option incentive plan are therefore included within the 15% limit. There are various exceptions to this rule.

One of the exceptions provided for in Listing Rule 7.2, exception 9(b), is that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit, provided that within 3 years before the date of issue of the securities, the Company’s shareholders have approved the employee incentive scheme as an exception to the 15% limit. Accordingly, Resolution 5 seeks Shareholder approval of the Plan.

A summary of the terms of the Plan follows:

•                  The Directors may, at their discretion, issue invitations to ‘eligible employees’ inviting them to take up options under the Plan.

•                  ‘Eligible employees’ are full time and permanent part time employees and Directors of the Company. Note: under Listing Rule 10.14, any issue of options to a director requires specific approval at a general meeting of shareholders.

•                  The exercise price and exercise period will be determined by the Directors and specified on the invitation. The exercise price can not be less than the average closing share price as recorded on the ASX in the 5 business days preceding the grant of options.

•                  An offer of options must not be made under the Plan if the number of shares that may be acquired on exercise of such options, when aggregated with:

(a)                                 the number of shares that would be issued if each outstanding offer or option to acquire unissued shares, being an offer made or option acquired in accordance with an Employee Share Scheme, was to be accepted or exercised (as the case may be); and

(b)                                the number or Shares issued during the previous five years in accordance with an Employee Share Scheme, but disregarding any offer made, or option acquired or share issued, by way of or as a result of:

(c)                                 an offer to a person situated outside Australia at the time of receipt of the offer; and

(d)                                an offer that did not require disclosure because of section 708 of the Corporations Act, exceeds 5% of the total number of shares on issue at the time of that offer.

•                  Options granted under the Plan will lapse if the option-holder ceases to be an eligible employee for any reason other than death, retirement or disability.

•                  Options granted in accordance with the Plan are personal to the option-holder and cannot be transferred to any other person (except a legal representative on the death of the option-holder)

•                  The Directors have the right to terminate the Plan at any time.

•                  The option-holder cannot participate in new issues of underlying securities without first exercising the options.

•                  In the event of a capital reconstruction, the options will be reconstructed in accordance with the ASX Listing Rules.

A copy of the Plan can be found on the Company’s website at www.progen-pharma.com.

Since the date of the 2004 AGM 1,935,250 options have been issued under this Plan. A summary of the options issued is contained in the following table.

Issue Date	Expiry Date	Number	Exercise price	Exercised	Lapsed/ forfeited	Unexercised
16 February 2005	28 February 2006	33,000	$4.00	Nil	33,000	Nil
2 September 2005	28 February 2008	33,000	$3.03	33,000	Nil	Nil
17 February 2006	8 November 2008	30,000	$3.09	Nil	Nil	30,000
29 August 2006	29 August 2011	114,000	$2.79	60,000	Nil	54,000
29 August 2006	28 February 2008	33,000	$2.79	Nil	Nil	33,000
30 November 2006	1 March 2011	166,667	$7.80	Nil	Nil	166,667
30 November 2006	1 March 2011	166,667	TBD	Nil	Nil	166,667
30 November 2006	1 March 2011	166,666	TBD	Nil	Nil	166,666
1 October 2007	13 September 2012	1,192,250	$3.61	Nil	Nil	1,192,250
TOTAL		1,935,250		93,000	33,000	1,809,250

END

TO LODGE A PROXY FORM Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Facsimile +61 7 3237 2152
Progen Pharmaceuticals Limited ABN 82 010 975 612
FOR ALL ENQUIRIES CALL: (within Australia) 1300 552 270 (outside Australia) +61 3 9415 4000
000001 000 PGL MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 9.30 AM (AEST) TUESDAY 27 NOVEMBER 2007

YOUR SECURITYHOLDER INFORMATION IS AVAILABLE ONLINE, SIMPLY VISIT: www.investorcentre.com\au

☒           Review your Securityholding

☒           Update your securityholding

YOUR SECURE ONLINE ACCESS INFORMATION

SRN/HIN:	I1234567890

POST CODE:	3030

! FOR SECURITY REASON IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL

HOW TO COMPLETE THIS PROXY FORM Please read these notes prior to completion of the voting form.

VOTES ON ITEMS OF BUSINESS

Voting 100% of your holding. You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Voting a portion of your holding. You may indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. The sum of the votes cast on each item or the percentages for and against an item must not exceed your voting entitlement or 100%.

A proxy need not be a securityholder of the Company.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the proportion or number of votes each proxy may exercise, otherwise each proxy may exercise half of the votes. Fractions of votes will be disregarded. A separate Proxy Form should be used for each proxy. You can obtain additional forms by telephoning the company’s share registry or you may copy this form. If you lodge two proxies please lodge both forms together.

SIGNING INSTRUCTIONS

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained by telephoning the company’s share registry or at www.computershare.com.

LODGEMENT OF PROXY FORM. This Form (and any Power of Attorney under which it is signed) must be received at an address given above no later than 48 hours before the commencement of the meeting at 9.30am, Thursday 29 November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

PROXY FORM	PLEASE MARK ☒ TO INDICATE YOUR DIRECTIONS

STEP 1	APPOINT A PROXY TO VOTE ON YOUR BEHALF

I/We being a member/s of Progen Pharmaceuticals Limited hereby appoint

☐ the Chairman of the Meeting OR	Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Progen Pharmaceuticals Limited to be held at Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD 4068 on Thursday 29 November 2007 at 9.30am and at any adjournment of that meeting.

☐

IMPORTANT: FOR ITEMS 3 and 4 BELOW If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 3 and 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of Meeting intends to vote undirected proxies in favour of each of these items.

STEP 2	ITEMS OF BUSINESS

!PLEASE NOTE: If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Ordinary Business

		For	Against	Abstain!
1	Directors’ Remuneration Report	☐	☐	☐
2	Re-election of Mr Stephen Chang as a Director	☐	☐	☐
3	Approval for Increase in Non-Executive Directors Fee Pool	☐	☐	☐
4	Approval of Directors and Employees Option Incentive Plan	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

SIGN	SIGNATURE OF SECURITYHOLDER(S) This section must be completed.

Individual or Securityholder 1		Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary		Director	Director/Company Secretary

		000001 000 PGL MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030	☐

Change of name and/or address. If your name and/or address is incorrect, please mark this box and make the correction on this form. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

I 1234567890	I N D
P G L	2 9 P R